Curtis, Mallet-Prevost, Colt & Mosle llp

Frankfurt Houston Istanbul London Mexico City	Milan Muscat Paris Stamford Washington, D.C.	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 E-Mail info@curtis.com Internet www.curtis.com
September 15, 2008
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief
Re:	Flextronics International Ltd. Form 10-K for the Fiscal Year Ended March 31, 2008 Filed on May 23, 2008

Definitive Proxy Statement on Schedule 14A Filed on July 29, 2008

Form 10-Q for the Fiscal Quarter Ended June 27, 2008 Filed on August 5, 2008 File No. 000-23354
Ladies and Gentlemen:
          On behalf of Flextronics International Ltd., a Singapore company (the “Company” or “Flextronics”), we are providing this letter in response to the comments raised in the letter dated August 29, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Paul Read, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Company.

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 2	Ms. Kathleen Collins September 15, 2008
Form 10-K for the fiscal year ended March 31, 2008
Item 1. Business, Customers, page 9
1.	We note your disclosure on page 9 that revenue derived from Sony-Ericsson accounted for more than 10% of net sales from continuing operations for fiscal 2008. Please tell us whether you have a contractual agreement with Sony-Ericsson that should be filed as an exhibit to your Form 10-K pursuant to Item 601(b)(l0)(ii)(B) of Regulation S-K.

Response:

The Company respectfully submits that the Company has filed as exhibits to the Form 10-K all contracts required to be filed under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit to the registrant’s annual report on Form 10-K unless it falls within one of the following four categories:
(A)	a contract with directors, officers, promoters, voting trustees, security holders named in the annual report or underwriters;

(B)	a contract upon which the registrant’s business is substantially dependent;

(C)	a contract for the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of the fixed assets of the registrant on a consolidated basis; or

(D)	a material lease.
None of the Company’s contracts with Sony-Ericsson falls within any of the four categories of Item 601(b)(10)(ii) as they were not entered into with any person listed in Item 601(b)(10)(ii)(A), do not relate to an acquisition or sale of property in excess of 15% of the Company’s fixed assets pursuant to Item 601(b)(10)(ii)(C) and are not leases pursuant to Item 601(b)(10)(ii)(D). Additionally, as further discussed below, the Company’s business is not substantially dependent on any of its contracts with Sony-Ericsson. Accordingly, the Company determined that it does not have any contract with Sony-Ericsson that is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company manufactures mobile phones and components and provides design and support services for Sony-Ericsson. The Company has multiple contracts with Sony-Ericsson relating to several different products and services. Each of these contracts was entered into in the ordinary course of business on terms consistent with those prevailing in the Company’s industry. No individual contract represented more than 10% of the

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 3	Ms. Kathleen Collins September 15, 2008
Company’s total revenue in fiscal 2008. Further, none of these contracts contains any volume or purchase commitments by Sony-Ericsson. Based on the Company’s review of its contracts with Sony-Ericsson, the Company determined that it was not substantially dependent on any of its contracts with Sony-Ericsson.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
2.	In Note 6 to your financial statements, you discuss your securitization of trade receivables. Item 303(a)(4) of Regulation S-K requires registrants to include in their MD&A discussion, a separately-captioned section, discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. The discussion of off-balance sheet arrangements need not repeat information provided in the footnotes to the financial statements, provided that such discussion clearly cross-references to specific information in the relevant footnotes and integrates the substance of the footnotes into such discussion in a manner designed to inform readers of the significance of the information that is not included within the body of such discussion. See Instruction 5 to Paragraph 303(a)(4) of Regulation S-K. Please explain why you have not included this information, or confirm that you will include this disclosure in future filings.

Response:

The Company would like to highlight to the Staff that the Company currently discusses the impact from expected future securitizations of its trade receivables on its liquidity, capital resources and financial position in its MD&A discussion under the caption “Liquidity and Capital Resources — Continuing and Discontinued Operations.”

The Company respectfully submits that discussing securitizations of the Company’s trade receivables in the context of its sources of funding for operations and investment activities is most meaningful to the reader. The Company supplementally advises the Staff that in future filings on Form 10-K, the Company will include a separately-captioned section in its MD&A titled “Off-Balance Sheet Arrangements” which will include, as applicable, cross-references to the discussion in “Liquidity and Capital Resources.” Additionally, in accordance with Instruction 5 to Paragraph 303(a)(4) of Regulation S-K, the Company will clearly cross-reference to specific information in the relevant footnotes and integrate the substance of the footnotes into such discussion in a manner designed to inform readers of the significance of the information that is not included within the body of such discussion.

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 4	Ms. Kathleen Collins September 15, 2008
Results of Operations, page 32
3.	We note within your discussion of fluctuations in net sales and selling, general and administrative expenses that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. For instance, at a minimum, tell us your consideration for quantifying the impact of the Solectron acquisition on such fluctuations.

Response:

The Company advises the Staff that where changes in financial statement line items are the result of more than one factor and/or of offsetting factors, the Company attempts to identify the individually significant factors and provide an indication as to which were primary and which had lesser impacts. Additionally, the Company attempts to quantify the associated factors, however, in the instances noted, the Company was unable to reasonably quantify the specific amount or magnitude of impact of most of these factors impacting the fluctuation in sales and selling, general and administrative (SG&A) expenses.

The Company respectfully submits that while the acquisition of Solectron materially affected the Company’s sales and SG&A, the quantification of this factor is not practical. As described in Footnote 9 “Restructuring Charges” beginning immediately after the acquisition of Solectron, the Company devoted significant resources to consolidate and integrate the functions and operations of Solectron. This consolidation and integration effort included closing and consolidating over 25 manufacturing and design locations, reducing excess workforce and capacity, and closing and consolidating administrative offices. As a result, the departments, functions and operations of Flextronics were co-mingled or blended with those of Solectron in the post-acquisition period. For instance, a department would have various impacts from this acquisition where certain Flextronics personnel were replaced by former Solectron personnel and vice versa and some of the retention of former Solectron personnel were designed to occur for only a period of time and then terminate, thereby not necessarily indicating an SG&A trend. Also, in certain circumstances there was blending of customer management resources for common customers which creates further difficulty in segmenting growth related to the acquisition. These actions, as well as a pre-acquisition overlapping customer base and market, has prevented the Company from being able to specifically identify the impact of the Solectron acquisition. The Company does not have a practical way to achieve the quantification of the impact of the acquisition, and believes that the use of estimates would be ineffective and may mislead investors’ assessment of the Company’s results of operations.

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 5	Ms. Kathleen Collins September 15, 2008
The Company would like to highlight that for data that was not affected by the Solectron acquisition, the Company was able to provide a quantification of certain fluctuations in net sales, for example discussing changes by markets it serves as well as geographically. While the acquisition of Solectron did result in expansion into new sales channels, such as Retail Technical Services in the after sales service business, the revenue associated with these additional services was not material, and accordingly the Company determined that specific discussion of these expanded services in the MD&A to not be meaningful. The Company would also like to highlight that while SG&A increased in fiscal 2008, it has remained consistent with fiscal 2007 at 2.9% of net sales.

The various other factors cited, such as new program wins for sales and continued investments in resources to support revenue growth, and investments in technologies to enhance design and engineering for SG&A are secondary impacts that are general in nature and each are individually not material and in some cases impractical to quantify.

The Company supplementally advises the Staff that in future filings the Company will separately disclose factors that had a material contribution to the fluctuation if it is practical to quantify the associated amounts.
Consolidated Balance Sheets, page 47
4.	Please explain the increase in other current liabilities and other liabilities from March 31, 2007 to March 31, 2008 and provide a detail of the ending balance as of March 31, 2008 ($1.7 billion). As applicable, tell us how you considered the requirements of Rule 5-02(20) of Regulation S-X to separately disclose, in the balance sheet or in a notes thereto, any amount in excess of 5% of total current liabilities.

Response:

The Company advises the Staff that the Company considered the requirements under Rule 5-02(20) at the time of filing its Annual Report on Form 10-K and determined there was no individual line item category included within the total for other current liabilities with a balance in excess of $370 million, which was five percent of the Company’s total current liabilities at March 31, 2008. Supplementally, the Company advises the Staff that as of March 31, 2008 the Company’s other current liabilities included approximately $310 million for various accruals associated with the Company’s acquisition of Solectron, which was substantially related to severance and purchase accounting obligations; approximately $220 million attributable to the current portion of its current and historical restructuring liabilities (which was separately disclosed in Footnote 9 “Restructuring Charges”); approximately $183 million of customer-related obligations; approximately $167 million related to accrued interest, accrued financing and other non-operating activities; approximately $155 million related to accrued freight, accrued rent, and other operations related liabilities; approximately $154 million attributable to other non-income related taxes payables, such as value-added tax; and approximately $122 million in deferred revenue. The remaining amount, totaling approximately $350 million, was attributable to multiple other items that were not individually significant or appropriate to aggregate.

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 6	Ms. Kathleen Collins September 15, 2008
The Company also supplementally advises the Staff that the increase in the Company’s other current liabilities from March 31, 2007 to March 31, 2008 of approximately $838 million consisted primarily of an increase in accruals attributable to severance and purchase accounting obligations of approximately $274 million, primarily for the Company’s acquisition of Solectron; an increase in current obligations related to restructuring activities of approximately $175 million; an increase in other non-income related taxes payable of approximately $103 million; an increase of approximately $102 million for customer-related obligations; and an increase in deferred revenue of $76 million.

The Company supplementally advises the Staff that the increase in other liabilities from March 31, 2007 to March 31, 2008 of approximately $388 million consisted primarily of a $271 million increase in the Company’s long-term income tax liabilities, which was principally attributable to unrecognized tax benefits pursuant to FIN 48 as well as tax liabilities assumed in the Company’s acquisition of Solectron. The Company supplementally advises the Staff that the increase in unrecognized tax benefits is discussed in Footnote 8, “Income Taxes.” The remaining increase was attributable to various liabilities that were not individually significant.
Note 2. Summary of Accounting Policies
Revenue Recognition, page 53
5.	In the fiscal 2006 Form l0-K for Solectron Corporation, we note that the company provided additional disclosure within its revenue recognition policy regarding accounting for customer incentive programs pursuant to EITF 01-09, extended warranty services, and gross versus net reporting pursuant to EITF 99-19. If material to consolidated operations, tell us how you considered providing similar disclosures in your revenue recognition policy footnote.

Response:

The Company respectfully advises the Staff that in conjunction with the preparation of the Company’s quarterly and annual financial statements subsequent to the acquisition of Solectron Corporation, the Company reviewed the revenue recognition policy footnote included in Solectron’s fiscal 2006 Form 10-K and noted the disclosures related to accounting for customer incentive programs pursuant to EITF 01-09, extended warranty services, and gross versus net reporting pursuant to EITF 99-19.

The Company supplementally advises the Staff that the Company has not historically provided premium payments or rebates to customers and subsequent to the acquisition of Solectron has not engaged in this activity. Additionally, the respective amounts from

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 7	Ms. Kathleen Collins September 15, 2008
prior periods for Solectron were not significant and as of the acquisition date no longer existed. Accordingly, the Company did not consider additional disclosures related to accounting for customer incentive programs pursuant to EITF 01-09 to be meaningful to the readers of its financial statements.

The Company also supplementally advises the Staff that although certain former Solectron customers were provided extended warranties in limited circumstances at the time of product shipment, Flextronics generally does not provide extended warranties. The revenue associated with the extended warranties to the certain former Solectron customers that is deferred and recognized over the extended warranty period is not material to the Company’s consolidated operations; and accordingly, the Company did not consider additional disclosures within its revenue recognition policy footnote to be meaningful to the readers of its financial statements.

The Company would also like to advise the Staff that it generally reports revenue gross pursuant to the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” This is due to the fact that for the significant majority of its customer arrangements, the Company is the primary obligor, is subject to general and physical inventory risk, has latitude in establishing prices and changes the product or performs the service. Arrangements for which revenue is required to be recognized on a net basis under EITF 99-19 are not material to consolidated revenues or results of operations. Accordingly, the Company concluded that additional disclosures within the Company’s revenue recognition policy footnote related to reporting revenues gross versus net pursuant to EITF 99-19 to not be meaningful to the readers of its financial statements.

6.	We note that the Company enters into arrangements that include design services, product development and repair services. Tell us how you account for arrangements that include multiple deliverables. In this regard, tell us how you considered the guidance in EITF 00-21 in determining whether these deliverables represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

Response:

The Company supplementally advises the Staff that although the Company provides design services, product development and repair services to its customers, these are generally not provided pursuant to a single arrangement as defined by EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” While the Company may enter into multiple contracts with the same customer, for instance related to design, manufacturing and logistics services, these contracts are negotiated separately, generally between different individuals from both the Company and the customer, from various locations, and from different business units. These arrangements are not linked in any way. Accordingly, the Company has concluded that these are not multiple element arrangements as defined by EITF 00-21. In reaching this conclusion, the Company considered the guidance in paragraph 2 of EITF 00-21, which states in part:

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 8	September 15, 2008
“In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary.”
Note 8. Income Taxes, page 75
7.	We note your disclosure on page 17 where you indicate that a number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. For all periods presented, tell us the aggregate dollar per share affect on earnings per share for these tax programs and, if material, tell us how you considered disclosing this information pursuant to SAB Topic 11C.

Response:

The Company respectfully advises the Staff that the aggregate dollar effect on the Company’s income from continuing operations resulting from tax holidays to attract and retain business for the fiscal years ended March 31, 2008, 2007 and 2006 were $118 million, $98 million, and $61 million, respectively. The effect on basic and diluted earnings per share from continuing operations for the fiscal years ended March 31, 2008, 2007 and 2006 were $0.16 and $0.16, $0.17 and $0.16, and $0.11 and $0.10, respectively.

The Company believes that it has disclosed information pertaining to its tax holidays and any material changes related to these tax holidays, although it did not specifically disclose the aggregate dollar and per share effects, the general basis under which the holidays were secured or the time period over which the holidays would lapse. The Company will disclose the information required under SAB Topic 11C in its future annual reports on Form 10-K.
Note 9. Restructuring Charges, page 79
8.	We note your disclosure that the activities associated with your 2008 restructuring plan will be completed in multiple steps and will be substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. Please confirm whether you accrued for all costs to be incurred under the 2008 restructuring plan at year-end 2008 or tell us how you considered disclosing the total amount expected to be incurred in connection with these activities pursuant to paragraph 20(b)(1) of SFAS 146.

Response:

The Company would like to advise the Staff that as of March 31, 2008 it had accrued for all costs expected to be incurred under the numerous individual restructuring activities that commenced in fiscal 2008. The Company considered the disclosure requirements in

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 9	September 15, 2008
paragraph 20(b)(1) of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” which states :

“For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):
1.	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date “
Additional disclosure was considered to not be meaningful due to the fact that at the date the Company finalized its disclosures related to the Company’s fiscal 2008 restructuring activities, the Company had only identified an immaterial amount of additional costs expected to be incurred in connection with several new restructuring activities that were being developed during the first quarter of fiscal 2009. The costs associated with these fiscal 2009 restructuring activities ultimately amounted to $29.2 million.

9.	Additionally, we note that you offset total restructuring charges with reimbursements earned in accordance with various agreements with Nortel” in the amount of $52.9 million. Please describe the nature of these reimbursements in further detail and the accounting literature considered by the Company to determine that this amount should be classified within restructuring charges.

Response:

The Company respectfully advises the Staff that the reimbursements from Nortel were made pursuant to a Memorandum of Understanding (“MOU”) entered into between the Company and Nortel in October 2006. The MOU required Nortel to reimburse the Company up to $80 million for any severance, shut down or other restructuring costs incurred by the Company related to any restructuring of manufacturing facilities acquired by the Company from Nortel in prior periods. During the fourth quarter of the Company’s 2008 fiscal year, the Company incurred significant costs to restructure certain facilities acquired from Nortel, and finalized negotiations with Nortel regarding the amount of reimbursement, which was received from Nortel in July 2008. The Company further advises the Staff that the costs incurred by the Company to restructure legacy Nortel facilities exceeded the reimbursement from Nortel.

In determining the appropriate classification of the reimbursement in the Statement of Operations, the Company considered the following alternatives: classifying the reimbursement as other income, as revenues, or as a reduction to restructuring charges. The Company concluded that classification of the reimbursement as other income was inappropriate, given that the reimbursement was received from a recurring customer and was related to costs that were classified in cost of sales. Accordingly, recording the charges in cost of sales and the reimbursement in other income would, in the Company’s view, result in an inaccurate and potentially misleading measure of gross margin.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 10	September 15, 2008
In determining whether to classify the reimbursement as revenue or as a reduction to restructuring charges, the Company considered analogous guidance in the AICPA Audit and Accounting Guide, Federal Government Contractors (“the Guide”), related to research and development cost sharing agreements. Paragraph 3.50 of the Guide describes certain R&D cost sharing agreements which are performed on a best-efforts basis and for which the costs incurred are expected to exceed the reimbursement received. Paragraph 3.54 states that “because of the cost-sharing nature of these fixed-price R&D arrangements, the amounts funded by the customer should be recognized as an offset to the contractor’s aggregate R&D expense rather than as contract revenues.” While the MOU with Nortel is not an R&D arrangement, both parties clearly understood at the time of the MOU that the total reimbursements would be significantly less than the total costs to be incurred by the Company. The Company determined that, due to the cost-sharing nature of the MOU, the guidance in the Guide should be followed by analogy, and that classification of the reimbursement as a reduction to restructuring charges was appropriate.

Further, the Company noted that in his speech at the AICPA’s December 2005 SEC and PCAOB conference, Mr. G. Anthony Lopez, Associate Chief Accountant of the SEC, acknowledged that many companies use the guidance in the Guide to account for R&D arrangements outside of the scope of the Guide, but did not indicate what the Staff believes is the appropriate presentation of R&D reimbursements. Mr. Lopez went on to remind companies to treat income statement classification issues consistently and to adequately disclose their classification policies. The Company also advises the Staff that the Company had not received any similar reimbursements in prior periods, and that any similar arrangements in future periods will be consistently classified as a reduction of costs incurred.

10.	It appears from the disclosures in Note 12 that the Company assumed liabilities in connection with restructuring activities accounted for under EITF 95-3 in the Solectron acquisition. Please tell us the amount of liabilities assumed in this transaction and tell us how these restructuring activities differ from those discussed in Note 9 (the 2008 restructuring) and accounted for under SFAS 146. Also, tell us how you considered the disclosure requirements of EITF 95-3 with respect to such liabilities.

Response:

The Company respectfully advises the Staff that in connection with the Solectron acquisition, the Company’s management assessed the global operations of the combined company and identified several opportunities to gain cost synergies and operational efficiencies by consolidating manufacturing and administrative facilities, reducing global headcount, and taking other actions to better align the combined company’s global capacity with the demand for its services. Accordingly, various restructuring actions were taken at both acquired Solectron facilities and legacy Flextronics facilities. The restructuring activities discussed in Note 9 relate to those actions taken at legacy Flextronics facilities, whereas the restructuring liabilities described in Note 12 relate to

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 11	September 15, 2008
actions taken at acquired Solectron facilities for which the Company met the liability recognition criteria of EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

The Company supplementally advises the Staff that the amount of assumed liabilities recognized under EITF 95-3 was approximately $225 million, which included $178 million of employee severance liabilities, and $47 million of costs associated with contractual obligations under operating leases and other contractual obligations with no future benefit. The Company determined that the liabilities recognized under EITF 95-3 were not material to the combined company, as they represented less than 7% of the total amount of assumed liabilities of Solectron as of the acquisition date, and approximately $170 million or less than 2% of total liabilities as of March 31, 2008. Accordingly, the Company concluded that further disclosures under EITF 95-3 were not required.
Definitive Proxy Statement Filed July 29, 2008
Compensation Discussion and Analysis
Competitive Positioning, page 30
11.	You state that your compensation committee set a target for total direct compensation for your Chief Executive Officer and Chief Financial Officer at or above the 75th percentile of such compensation for the composite of a high technology peer group and a high technology survey group. It also appears that you may have benchmarked salaries against two executive compensation reports. In both instances, you do not appear to have disclosed the identity of the companies included in the groups or reports. When engaging in any benchmarking of total compensation, or any material element of compensation, Item 402(b)(2)(xiv) of Regulation S-K requires registrants to identify the benchmark and, if applicable, its components (including component companies). Please confirm that you will include this disclosure regarding benchmarking, if applicable, in future filings.

Response:

The Company confirms that it will comply with Item 402(b)(2)(xiv) of Regulation S-K and include this disclosure regarding benchmarking, where material (and where the data is reasonably available to the Company), in future filings.
Form 10-Q for the Quarter Ended June 27, 2008
Exhibits 31.1 and 31.2
12.	We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section 1I.B.4 of SEC Release No. 34-46427. Please confirm that in future filings your certifications will include the language required by Item 601 (b)(31) of Regulation S-K.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 12	September 15, 2008
Response:

The Company confirms that in future filings, the certifications will include the language required by Item 601(b)(31) of Regulation S-K.

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,
/s/ Jeffrey N. Ostrager
Jeffrey N. Ostrager

cc:	Paul Read, Flextronics International Ltd. Chris Collier, Flextronics International Ltd. Joseph Maglione, Deloitte & Touche LLP